

October 5, 2015

The Brink's Company
1801 Bayberry Court
Richmond, VA 23226
Attn: Thomas Schievelbein, Chief Executive Officer

cc: Board of Directors
        Joseph Dziedzic, Chief Financial Officer

Dear Tom,

We appreciated the opportunity to meet with you and several other members of the Board of Directors (the "Board") last week, as well as our interactions with you and Joe over the past several months. As you know, Starboard Value LP, together with its affiliates ("Starboard"), is the Company's largest shareholder and, after our recent increase, owns approximately 12.4% of the common stock and equivalents of The Brink's Company ("Brink's" or the "Company"). As a follow up to our meeting, we thought it would make sense to outline our views for the benefit of the full Board as well as our fellow shareholders regarding opportunities to create value at Brink's. We hope that this letter is helpful in addressing some of the questions that you asked during our meeting while also further demonstrating the compelling opportunity at Brink's.

We believe that significant opportunities exist to create value for shareholders based on actions within the control of management and the Board. Unfortunately, despite announcing a number of strategy shifts, personnel changes, and restructurings over the past five years, Brink's has not capitalized on those opportunities but has instead, as we discussed with you at our recent meeting and as we detail below, repeatedly disappointed investors and underperformed its peers.

Last week, you asked us what shareholders will be looking to hear at Brink's upcoming analyst day. First, management must be able to outline a credible turnaround plan with detailed financial metrics that will bring Brink's performance in-line with its best-in-class peers in a reasonable time frame. However, success requires not only sound strategy, but also solid execution. As such, rather than simply hearing about another set of new targets, shareholders will instead be looking for management to demonstrate why the outcome will be different this time versus the prior failed turnaround attempts. We do not believe that shareholders will tolerate further missteps and delays.

Long Track Record of Poor Performance and Shareholder Frustration

Brink's has a strong brand presence, extremely valuable assets, and a rich history. Unfortunately, shareholders have suffered through many years of missed expectations and dismal financial results. At the same time, Brink's peers, who have faced similar challenges, have successfully adapted their businesses to drive best-in-class performance. We believe that Brink's can learn from those experiences while leveraging its best-in-class business mix to create substantial value for shareholders.

Over the past decade, the cash logistics industry has experienced many changes, from the tools and technology used to run routes, to the sources of revenue, which have shifted from almost all Cash-in-Transit Services ("CIT") to a mix of CIT and higher-value services such as Cash Management Services ("CMS"). Over that time, competitors like Loomis AB ("Loomis"), Dunbar Armored, Inc. ("Dunbar"), Prosegur Compania de Seguridad, S.A. ("Prosegur"), and G4S PLC ("G4S") have implemented technology such as handheld devices, route logistics software, and other advanced technology, while at the same time reducing corporate costs and implementing incentive programs designed to promote superior branch-level performance. These improvements have led not only to significantly increased profitability, but also to better customer service and more streamlined workflow for employees.

Unfortunately, Brink's has failed to implement meaningful operating improvements or adapt its strategy to today's market. As a result, Brink's profitability and stock price performance have lagged peers considerably. In fact, over the last five years the Company underperformed its closest peer, Loomis, by 181%.

Five-Year Stock Price Chart



350%
300%
250%
200%
150%
100%
50%
0%
(50%)
10/4/10
5/20/11
1/3/12
8/18/12
4/3/13
11/17/13
7/3/14
2/16/15
10/2/15
+216%
181% underperformance
+101%
+66%
+34%
Brink's
Loomis
Russell 2000
Proxy peer group

Source: Capital IQ.
Note: As of October 2, 2015.
Proxy peer group performance excludes companies not publicly traded throughout entire period. Proxy peer group includes ABM, ADT, ADS, AVY, CSH, CLS, CTAS, CNW, DBD, GEO, GPN, HPY, HUBG, IRM, MANT, OUTR, PAYX, PBI, R, UIS, URI, UTIW, WU.

This poor stock price performance has been largely driven by weak financial results, specifically low and declining margins. Brink's margins are substantially below the margins of its peers.

Because some of those peers are either not publicly traded or have other businesses that make a direct comparison of consolidated margins less relevant, we believe it is perhaps most telling to compare the financial performance of Brink's to Loomis, who is the closest pure-play public cash logistics competitor and has a similar, although somewhat less favorable, business and geographic mix. In recent years the EBITDA margin gap between Brink's and Loomis has increased to a record 860 basis points.



Source: Company filings, Bloomberg, and Starboard Value estimates.
Note: EBITDA estimates are calculated on a fully allocated basis including corporate expenses.

As detailed below, we do not believe there are structural reasons to explain why Brink's cannot achieve margins at least in-line with Loomis. In fact, we believe Brink's has a better product and geographic mix, as well as the benefit of greater scale and the best brand name in the industry. We believe the only credible explanations for this massive and increasing margin gap are operational miscues and lack of execution.

Brink's is now in the middle of its third turnaround attempt in the last five years (the "2014 Turnaround Plan"), which includes promises to improve performance through a combination of operational improvements specifically in the US and Mexico and global cost reductions through a centralization effort and workforce reduction. However, we do not believe these actions, even if successfully implemented, would sufficiently address the issue of Brink's margin gap. *Even if Brink's were to hit the targets outlined in this plan, this would only close ~40% of the 860 basis points gap between Brink's and Loomis*.



Current and target EBITDA margin comparison

Source: Company filings and Starboard Value estimates.
(1) Assumes Brink's stated 6.7% 2016 operating profit margin goal and 4.7% of D&A as a % of sales.

Even if hitting these targets were an acceptable outcome, which it is not, it would be hard to have confidence in the Company's ability to achieve them when, in each of the last three years, Brink's profitability expectations have been repeatedly reduced, with the actual reported numbers coming in far below original expectations.



Brink's actual adjusted EBITDA vs. original consensus estimate

Source: Bloomberg, Starboard Value estimates, and Company filings.

Much of Brink's poor past performance is due to Brink's underperformance in its five largest markets. For example, a major component of the 2014 Turnaround Plan involves "fixing" its US operations, Brink's largest market at approximately 20% of revenue. The 2014 Turnaround Plan is not the first time Brink's has attempted to fix its US operations. Unfortunately, despite a revolving door of organizational changes over the last three years, margins in the US have only continued to decline, while competitors have continued to improve.

US Operations: History of Failed Initiatives and Missed Expectations

		US EBITDA margin	
		BRINKS	**LOOMIS**
2012	■ Tom Schievelbein hired as CEO ■ Heavily invested in IT ■ Head of North American operations leaves and Mel Parker is hired to lead Brink's North America ■ Hired new sales leader in North America ■ Hired Patty Watson as Chief Information Officer to lead technology implementation	**8.8%**	**14.4%**
2013	■ Announced goal of getting to 75% of "performing" branches by 2016 (the Company has not updated its shareholders since) ■ Relocated experienced CFO from Europe to North America ■ "More highly focused than ever on aligning CIT cost structure with the market and maximizing asset utilization." – *Tom Schievelbein, July 25, 2013*	**5.9%**	**15.9%**
2014	■ Named Christian Berté as new President of Brink's US ■ Mel Parker (head of Brink's North America since 2012) leaves ■ Mike Beech named EVP and President of five largest markets ■ Started to implement a route planning system, handhelds, and centralized billing in July 2014 ■ Expect handhelds and route optimization to be rolled out in **2014** – Stated in July 2014 ■ Expect handhelds and route optimization to be rolled out in **2015** – Stated in October 2014	**6.5%**	**15.7%**

Source: Company filings and Starboard Value estimates.
Note: EBITDA estimates are calculated on a fully allocated basis including corporate expenses.

Not only did the changes made in 2012 and 2013 *fail to produce any improvement*, but since announcing the 2014 Turnaround Plan, *the gap between Brink's and Loomis' margins has continued to increase*.



Source: Company filings and Starboard Value estimates.

Digging one level deeper, individual branch performance can be an important measure to gauge operational progress in a logistics company such as Brink's.[1] Since Loomis started its operational

---

[1] "Performing" branches are those that generate operating profits above breakeven on a fully loaded cost basis (corporate overhead is usually measured as 5% of sales). Loomis similarly defines "performing" branches as those that contribute to Loomis' earnings when all costs have been allocated.

turnaround, it has consistently improved its number of "performing" branches to 85%. In contrast, just 56% of Brink's branches were "performing" as of Brink's last disclosure. Brink's has not updated its investors on the number of "performing" branches since 2013, despite frequent requests from investors and analysts.



Further, management's explanations for why Brink's is falling behind yet again suggest that Brink's has not learned from past mistakes or the experiences of its peers. For example, on Brink's Q2 2015 earnings call, management stated:

> **"We are behind our previously communicated schedule for a variety of reasons, including the redeployment of resources. Some of the projects have been more technologically challenging than anticipated."**
> *- Joe Dziedzic, July 30, 2015*

Brink's twice previously (2010 and 2012) attempted to roll out technology and route optimization initiatives, and failed each time. Brink's is now in the middle of its third attempt to implement this relatively straightforward and proven initiative. Based on Brink's past experience, it is hard to understand why Brink's could not anticipate the challenges associated with the rollout. Further, given that Brink's peers rolled out similar technology years ago, in some cases more than a decade, we cannot understand why Brink's did not make an effort to learn from these experiences.

Comprehensive Operational Turnaround

We believe Brink's can massively improve the operational efficiency of its CIT and CMS businesses, which would **substantially improve margins**, while also allowing Brink's to **accelerate revenue growth** by serving its customers more effectively and consistently. A comprehensive turnaround will include not only technology and route logistics improvements, but also substantial reductions in overhead expenses, a more incentive-based compensation structure for branch- and field-level employees, and a focus on eliminating the costs that do not drive value for customers, such as corporate aircraft and multiple US headquarters. Implementing this plan, however, will require substantial expertise as well as a concerted effort to learn from the successful turnarounds implemented by Brink's peers, and from Brink's past mistakes.

We believe that successfully executing on a comprehensive operational improvement plan should *increase Brink's EBITDA by more than 60%* over the next 12-18 months. We understand that Brink's management may regard such a turnaround as a large departure from Brink's historical pace of change, but it is hardly unprecedented in the cash logistics industry. Even the technology and route logistics initiatives, which Brink's seems to find particularly daunting, have been implemented successfully time and again in analogous situations. Loomis successfully implemented these initiatives approximately five years ago; Prosegur successfully implemented them approximately seven years ago; Dunbar successfully implemented them approximately ten years ago; and other logistics companies, such as UPS and FedEx, implemented similar initiatives decades ago.

Further, by comparing Brink's to its closest peer, Loomis, one can see that the goal of improving EBITDA by 60% is actually conservative. For example, a simple calculation shows that if Brink's performed like Loomis on a consolidated basis, Brink's estimated 2015E EBITDA of $309 million would improve by approximately 70% to more than $500 million.

Illustrative margin improvement by performing similar to Loomis		
Brink's consensus 2016E revenue	$3,143	Loomis' 2014 EBITDA margin was 16.5%
Loomis' EBITDA margin	*16.5%*	
Pro forma EBITDA	**$518**	
Current Brink's 2015E EBITDA	**$309**	
% upside from current EBITDA	*67.9%*	

Source: Company filings, Bloomberg, and Starboard Value estimates.
Note: EBITDA estimates are calculated on a fully allocated basis including corporate expenses.

Looking more closely at Brink's and Loomis' businesses, we can see that Loomis' superior margins can only be explained by superior operational execution, since Brink's has greater scale, a better product mix, and a better geographic mix than Loomis.

39% of Brink's revenue is from its high margin Global Services and CMS businesses, while only 30% Loomis' revenue is from CMS and a minimal amount is from its new International Services business. Further, Brink's Global Services business should garner higher margins than even a well-performing CMS business. In fact, if one adjusts for differences in business mix, the margin opportunity at Brink's is even greater.

Illustrative margin improvement by product mix

	2016E Brink's revenue split	Margin target Low	Margin target High	Median target EBITDA
Cash-in-transit	$1,634	*10.5%*	*12.5%*	$188
Cash Management Services	$660	*22.5%*	*25.0%*	$157
Global Services	$566	*27.5%*	*30.0%*	$163
Security Services	$283	*6.0%*	*8.0%*	$20
Pro forma EBITDA				**$527**
Current Brink's 2015E EBITDA				**$309**
% upside from current EBITDA				***70.9%***

Source: Company filings, Bloomberg, and Starboard Value estimates.
Note: EBITDA estimates are calculated on a fully allocated basis including corporate expenses.
Assumes 21% of sales from CMS and 18% of sales in Global Services.

In addition, Brink's has greater exposure to geographies with better margin profiles than Loomis. More than 35% of Brink's revenue is from Latin America, where industry margins are significantly higher than in the US and Europe, while Loomis is mostly in the US and Europe.

2014 revenue breakdown by geography



BRINKS
High-margin geography
7%
20%
16%
14%
38%
5%
US
France
Canada
Latin America
EMEA
Other (1)
LOOMIS
7%
36%
57%
Europe
US
International services

Total revenue: **$3.5 billion** **SEK 13.5 billion (~$2.0 billion)**

Source: Company filings.
(1) Includes revenue from Asia and Payment Services.

We believe a well-run Latin American cash logistics business should produce approximately 250-500 basis points better EBITDA margins than the more developed North American and European markets. Further, Latin America is a higher-growth market, so this advantage will only increase over time. In addition, Brink's has meaningful exposure to other developing markets in Africa, the Middle East, and Asia, which we would also expect to be higher margin and higher growth than developed markets. In fact, if one adjusts for differences in regional margin profiles, the margin opportunity at Brink's is greater still.

	Illustrative margin improvement by well-performing geographic split			
	Brink's 2016E revenue split[1]	Target EBITDA margin	Target EBITDA	Rationale:
US	$642	15.7%	$101	Loomis US margin.
France	$456	17.2%	$79	Loomis Europe margin less 150 bps due to recent difficulties in France.
Mexico	$342	22.5%	$77	Discount to GSI, the primary competitor, who generates ~25-30% margins.
Brazil	$321	20.0%	$64	Estimate for Prosegur's Latin America Cash Services margin.
Canada	$159	15.7%	$25	Loomis US margin.
Five largest markets	$1,921	18.0%	$346	
Latin America	$523	20.0%	$105	Estimate for Prosegur's Latin America Cash Services margin.
EMEA	$491	18.7%	$92	Loomis Europe margin.
Asia	$123	17.1%	$21	Brink's current Asia margin.
Global markets	$1,137	19.1%	$217	
Payment services	$85	0.0%	$0	Assumes Payment Services is breakeven.
Pro forma EBITDA		17.9%	$563	
Current Brink's 2015E EBITDA			$309	
% upside from current EBITDA			82.6%	

Source: Company filings, Bloomberg, and Starboard Value estimates.

Note: EBITDA estimates are calculated on a fully allocated basis including corporate expenses.

(1) Assumes 2016E consensus revenue split based on 2014 actual geographic revenue splits.

Brink's is also almost twice the size of Loomis in terms of total revenue, which should provide a scale advantage and allow it to better leverage overhead costs. Therefore, it is hard to see any reason that Brink's should not be able to achieve margins in-line with or better than Loomis, which calls into question the significantly lower profitability targets outlined in Brink's 2014 Turnaround Plan, which is already behind schedule.

There also remains a large disparity between the revenue per employee of Brink's and Loomis. Even after Brink's most recent restructuring, Loomis (which has less revenue) still generates approximately 1.7x more revenue per employee than Brink's. Again, Brink's has more scale without the benefit.

Revenue per employee comparison			
LOOMIS		BRINKS	
2014 Revenue	$1,973	2014 Revenue	$3,562
Employees	20,536	Employees	62,400
Revenue / employee	$96,082	Revenue / employee	$57,088
Degree of Loomis' efficiency vs. Brink's = 1.68x			

Source: Company filings and Bloomberg.

Note: $ in USD.

Brink's employees count includes the current effort to reduce the workforce by 1,700 employees.

Valuation Considerations

Along with a significant improvement in Brink's profitability and returns on capital, we believe that with better execution the market is likely to "re-rate" Brink's to a multiple that is more in-line with peers. As shown below, Brink's currently trades at a substantial discount to its peers, which

we believe is largely due to its record of repeated operational missteps. As Brink's improves its operations and re-establishes credibility with the investment community, Brink's multiple should return to a more appropriate level, amplifying the value creation opportunity.

2016 EV / EBITDA multiple disparity between Brink's and its peers


10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
6.6x
7.3x
8.9x
7.6x
5.0x
PROSEGUR
LOOMIS
G4S
Peer average
BRINKS

Source: Company filings and Bloomberg.
Note: As of October 2, 2015 and assumes consensus estimates for EBITDA.

As shown in the table below, if Brink's can achieve margins in-line with peers and rebuild credibility with investors by setting appropriate goals and meeting expectations, there is a tremendous opportunity for shareholder value creation.

Indicative valuation for Brink's

	Brink's current multiple	"Halfway to Loomis" multiple	Loomis' multiple	Peer average multiple
Pro forma EBITDA (assumes Loomis' margins)	$518	$518	$518	$518
Multiple	*5.0x*	*6.2x*	*7.3x*	*7.6x*
Implied enterprise value	$2,590	$3,186	$3,781	$3,937
Brink's net debt	($358)	($358)	($358)	($358)
Implied Brink's equity value	$2,232	$2,828	$3,423	$3,579
Implied value per share for Brink's	**$45.69**	**$57.89**	**$70.08**	**$73.26**
% upside from current price (1)	***61%***	***104%***	***147%***	***158%***

Source: Company filings, Bloomberg, and Starboard Value estimates.
(1) As of October 2, 2015.

Next Steps

Brink's is a great company with a best-in-class brand and a bright future. The missteps of the past cannot be repeated. Management and the Board have a difficult road ahead and must evaluate all

options to create value for the benefit of shareholders. Although we are confident that a standalone turnaround of Brink's is achievable, it has proven elusive under current direction. We therefore believe that while management and the Board continue to work on standalone improvements, the Board needs to evaluate whether more value can be created for shareholders by pursuing a strategic combination with another global cash logistics company. Such a combination would bring (i) substantial synergies, given the critical importance of scale and route density in a logistics business like CIT; (ii) a track record of successful execution, including experience in implementing some of the very same initiatives that are needed at Brink's, and (iii) a premium trading multiple that more appropriately reflects the quality of the combined business, allowing that company to offer a substantial premium to Brink's shareholders while also creating meaningful value for its own shareholders. We believe there are several companies that would bring all three of these elements to a combination with Brink's, and it is incumbent upon the Board to fully explore those options. Only then can the Board accurately determine whether the best risk- and time-weighted outcome for Brink's shareholders will come from a strategic combination or a substantial standalone restructuring.

We thank you for considering the points outlined in this letter. Now is a critical time for Brink's. After years of missed opportunities and false starts, Brink's must effect a step change that will put it on the path to long-term value creation for shareholders – the current trajectory is simply not acceptable. We believe this value creation opportunity is well within the control of management and the Board. We look forward to attending your analyst day as we have an open mind about the path forward for Brink's. We will be looking to hear and understand why this time will be different.

We have appreciated our open and constructive dialog with you thus far, and we look forward to continuing a constructive relationship. We hope to be able to work with you to ensure that real change is implemented and real value is created at Brink's.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP